UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Pharmaceutical HOLDRS (SM) Trust
(Name of Subject Company)

Pharmaceutical HOLDRS (SM) Trust
(Name of Person(s) Filing Statement)

Depositary Trust Receipts
(Title of Class of Securities)

71712A206
(CUSIP Number of Class of Securities)

Liam B. O’Neil
Managing Director
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
(212) 449-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Abigail Arms, Esq.
Shearman & Sterling LLP
801 Pennsylvania Avenue, NW
Suite 900
Washington, DC 20004-2634
(202) 508-8000

Christa A. D'Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Pharmaceutical HOLDRS (SM) Trust (the “Trust”) and the address and telephone number of its principal executive offices are One Bryant Park, New York, New York 10036 and (212) 449-1000.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits hereto, as it may be amended or supplemented, this “Statement”) relates is the depositary trust receipts issued by the Trust (the “Receipts”). As of the close of business on November 8, 2011, there were 7,464,300 Receipts outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        The Trust is the subject company and the person filing this Statement.  The Trust’s name, address and business telephone number are set forth in Item 1 − “Subject Company Information – Name and Address,” which information is incorporated herein by reference.

Exchange Offer

        This Statement relates to the exchange offer by Market Vectors ETF Trust, a Delaware statutory trust (“Purchaser”) and an affiliate of Van Eck Associates Corporation, a Delaware corporation (“Van Eck”), on behalf of one of its series, Market Vectors Pharmaceutical ETF (“PPH ETF”), to exchange all outstanding Receipts for shares of PPH ETF. The exchange offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”) initially filed by Purchaser with the SEC on September 30, 2011, and is subject to the terms and conditions set forth in the Offer to Exchange dated November 10, 2011 (as it may be amended or supplemented, the “Offer to Exchange”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Offer was commenced by Purchaser on November 10, 2011 and expires at 11:00 AM, New York City time, on December 20, 2011, unless it is extended or terminated in accordance with its terms. The Offer to Exchange and the Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

Depositary Trust Agreement Amendment

In connection with the Offer, Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as the Initial Depositor (the “Initial Depositor”), and The Bank of New York Mellon, in its capacity as the Trustee (the “Trustee”), amended the Depositary Trust Agreement for the Trust, dated as of August 11, 2011, and effective as of September 15, 2011 (the “Amendment”), to make a number of changes in connection with the Offer.  As permitted by the Amendment, the Initial Depositor notified the Trustee on November 10, 2011, that it had determined to terminate the Trust effective as of the closing under the Asset Purchase Agreement (as defined in Item 3 – “Past Contacts, Transactions, Negotiations and Agreements” below) (the “Purchase Agreement Closing”).  Trading in Receipts will be halted approximately 30 minutes prior to the expiration of the Offer and then will be suspended and the Receipts will be delisted following the Purchase Agreement Closing.  At any time from the Purchase Agreement Closing until the four-month anniversary of the Purchase Agreement Closing, any holder of outstanding Receipts will have the right to withdraw the underlying securities evidenced by such Receipts, together with any dividends or other distributions or net proceeds from the sale of any rights or other property received with respect thereto, by delivering a round lot of 100 Receipts, or any integral multiple thereof, to the Trustee and paying the applicable taxes, other charges (if any) and the Trustee’s fees.  The Trustee has advised the Trust that the fee will be up to $10.00 for each round lot of 100 Receipts.  Additionally, at any time after the four-month anniversary of the Purchase Agreement Closing, the Trustee has the right to sell the securities underlying any outstanding Receipts, and anyone who still holds Receipts at such point will only be entitled to receive the net proceeds received by the Trustee in the sale of such underlying securities minus applicable fees and expenses upon delivery of such Receipts to the Trustee.

According to the Offer to Exchange, Purchaser’s address is 335 Madison Avenue, 19th Floor, New York, New York 10017.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

From time to time, the Initial Depositor may provide banking, investing, asset management and other financial and risk management products and services to Purchaser, its executive officers, directors and/or affiliates.  Except as otherwise disclosed in this Statement or as incorporated by reference herein, as of the date of this Statement, to the knowledge of the Trust, there is no material agreement, arrangement or understanding, and no actual or potential conflict of interest, between the Trust or its affiliates, on the one hand, and Purchaser or its executive officers, directors or affiliates, on the other hand.

Asset Purchase Agreement

On August 11, 2011, Merrill Lynch & Co., Inc. (“Merrill Lynch”) and Van Eck entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) pursuant to which Merrill Lynch will sell or license to Van Eck Merrill Lynch’s right, title and interest to certain registered intellectual property, unregistered trade marks and copyrights, data, software and certain other materials that relate to the rights of Merrill Lynch with respect to Holding Company Depositary Receipts (“HOLDRS”).  Merrill Lynch is an affiliate of the Initial Depositor.  The following summary description of the material terms of the Asset Purchase Agreement is qualified in its entirety by reference to the Asset Purchase Agreement itself, which is filed as Exhibit (e)(1) hereto.  Holders of Receipts and other interested parties should read the Asset Purchase Agreement in its entirety for a more complete description of the provisions summarized below.

Under the terms of the Asset Purchase Agreement, Purchaser has agreed to offer investors in each of the Trust, Biotech HOLDRS Trust, Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Retail HOLDRS Trust and Semiconductor HOLDRS Trust (collectively, the “Subject HOLDRS”) the opportunity to exchange their receipts (including the Receipts) in Subject HOLDRS for shares of new Market Vector exchange traded funds (including PPH ETF).  These exchange offers (including the Offer, the “Exchange Offers”) are made pursuant to documents filed with the SEC (including the Schedule TO).  Subject to the satisfaction or waiver of the conditions that are described in Section 16 – “Certain Conditions of the Offer” of the Offer to Exchange, Van Eck will purchase all Receipts tendered and not withdrawn in the Offer.  At the Purchase Agreement Closing, Van Eck will pay to Merrill Lynch a purchase price based on, among other things, the value of receipts (including any Receipts) tendered into the Exchange Offers.

If, on or prior to the scheduled expiration time of the Offer, all of the conditions to the Offer have not been satisfied or, where permitted by applicable law waived in writing by Van Eck or Merrill Lynch, as applicable, the Offer will be extended upon the request of either Van Eck or Merrill Lynch for successive periods of up to five business days each, but in no event for more than twenty business days in total or past December 31, 2011, in order to permit the satisfaction of such conditions.  In addition, even if the conditions to the Offer have been met, Van Eck may extend the Offer for successive periods of up to five business days each, but in no event for more than ten business days in total or past December 31, 2011.  If Van Eck so chooses to extend, it will be deemed to have waived any failure of any conditions of the Offer to be satisfied at the end of such extension period(s) and must accept for exchange Receipts validly tendered and not withdrawn in the Offer and consummate the Offer immediately following such extension period(s).  The Asset Purchase Agreement also provides that Van Eck will extend the Offer for any period required by any rule, regulation or interpretation of the SEC, or its staff, applicable to the Offer.

Representations and Warranties. Pursuant to the Asset Purchase Agreement, Merrill Lynch made representations and warranties to Van Eck with respect to, among other matters: (i) organization and qualification to conduct business; (ii) authority to enter into the Asset Purchase Agreement; (iii) the Subject HOLDRS trusts’ organization and good standing; (iv) title to purchased assets; (v) consents, approvals and no violations of laws, governance documents or agreements; (vi) intellectual property; (vii) brokers and other advisors; (viii) litigation; (ix) taxes; and (x) information in this Statement and supplied for inclusion in the Offer documents.

Pursuant to the Asset Purchase Agreement, Van Eck made representations and warranties to Merrill Lynch with respect to, among other matters: (i) organization, corporate power and qualifications to conduct business; (ii) authority to enter into the Asset Purchase Agreement; (iii) consents, approvals and no violations of laws, governance documents or agreements; (iv) sufficient funds to consummate the transactions contemplated by the Asset Purchase Agreement; (v) brokers and other advisors; and (vi) information in the Offer documents and supplied for inclusion in this Statement.

The representations and warranties contained in the Asset Purchase Agreement have been made by each party to the Asset Purchase Agreement solely for the benefit of the other party thereto.  Moreover, the assertions embodied in the representations and warranties contained in the Asset Purchase Agreement may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to investors or used for the purpose of allocating risk between Merrill Lynch and Van Eck rather than establishing matters of fact.  In addition, such representations and warranties have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Asset Purchase Agreement, which information modifies, qualifies and creates exceptions to the representations and warranties in the Asset Purchase Agreement.  For the foregoing reasons, holders of Receipts should not rely on the representations and warranties contained in the Asset Purchase Agreement as statements of factual information.

Commercially Reasonable Efforts.  The Asset Purchase Agreement provides that Van Eck will use commercially reasonable efforts to take all steps necessary to promptly obtain all authorizations, consents, orders and approvals necessary for its execution and delivery of, and the performance of its obligations pursuant to the Asset Purchase Agreement and the ancillary agreements thereto and Merrill Lynch will cooperate with Van Eck to do so.  The Asset Purchase Agreement provides that Merrill Lynch and Van Eck will use all reasonable efforts to take all appropriate action and do all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Asset Purchase Agreement.

Termination of the HOLDRS Trusts.  Pursuant to the Asset Purchase Agreement, the Initial Depositor and the Trustee have amended each of the Subject HOLDRS trust agreements as discussed in Item 2 − “Identity and Background of Filing Person” and provided the relevant Subject HOLDRS investors with notice of each trust agreement amendment, including the Amendment.  Trading in Receipts will be halted approximately 30 minutes prior to the expiration of the Offer and then will be suspended and the Receipts will be delisted following the Purchase Agreement Closing.  In addition, the Asset Purchase Agreement provides that Merrill Lynch will cause all HOLDRS (whether or not subject to a completed Exchange Offer) to be delisted on or as soon as practicable after the date of the Purchase Agreement Closing.

Indemnification.  With the exception of certain fundamental representations and warranties, which survive indefinitely, Merrill Lynch’s and Van Eck’s representations and warranties under the Asset Purchase Agreement survive for a period of eighteen months after the Purchase Agreement Closing.  Merrill Lynch’s representations and warranties related to intellectual property and tax survive for six months after the date of the Purchase Agreement Closing and until thirty days after the expiration of the applicable statute of limitations period, respectively.  The Asset Purchase Agreement provides for mutual indemnification obligations for losses related to failure of representations and warranties and breaches of covenants.  In addition, Merrill Lynch agreed to indemnify Van Eck for losses related to retained liabilities and claims arising after the Purchase Agreement Closing with respect to the purchased assets prior to the Purchase Agreement Closing.  Van Eck agreed to indemnify Merrill Lynch for losses arising from assumed liabilities and claims arising after the Purchase Agreement Closing with respect to the purchased assets after the Purchase Agreement Closing.

No Solicitation.  The Asset Purchase Agreement provides that Merrill Lynch and its representatives will not, directly or indirectly:

• solicit, initiate or knowingly facilitate or encourage the making of any proposal, offer or inquiry that constitutes or may reasonably lead to a Competing Transaction;

• participate in any discussions or negotiations regarding, furnish or disclose any non-public information with respect to, or in furtherance of, or take any other action knowingly to facilitate any inquiries with respect to, any Competing Transaction; or

• execute or enter into any agreement, understanding or arrangement, including (whether legally binding or not) any letter of intent, memorandum of understanding or similar agreement with respect to, any Competing Transaction.

A “Competing Transaction” means any proposed, potential or contemplated proposal, offer or inquiry that constitutes, or could reasonably be expected to lead to, an acquisition of any material portion of the purchased assets.

Conditions to Purchase Agreement Closing.  The respective obligations of each party to consummate the transactions contemplated by the Asset Purchase Agreement are subject to the satisfaction at or prior to the Purchase Agreement Closing of each of the following conditions:

Conditions to the obligations of both Merrill Lynch and Van Eck:

• no governmental authority having enacted, issued, promulgated, enforced or entered any law or governmental order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by the Asset Purchase Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions;

• Van Eck’s registration statement on Form N-14 in connection with the Offer having been declared effective by the SEC and no stop order suspending the effectiveness of such registration statement having been issued and no proceeding for that purpose pending;

• Van Eck having accepted for exchange all Subject HOLDRS validly tendered for exchange and not withdrawn in the Exchange Offers; and

• the shares of the new exchange traded funds to be issued in connection with the Exchange Offers having been authorized for listing on NYSE Arca, subject to official notice of issuance.

Conditions to the obligations of Merrill Lynch:

• the representations and warranties of Van Eck being true and correct in all material respects;

• Van Eck having complied in all material respects with its covenants and agreements; and

• the notifications, consents, approvals and authorizations related to certain intellectual property having been obtained.

Conditions to the obligations of Van Eck:

• the representations and warranties of Merrill Lynch being true and correct in all material respects;

• Merrill Lynch having complied in all material respects with its covenants and agreements;

• the Subject HOLDRS trusts having been terminated and the listing or trading symbols therefor transferred in favor of Van Eck for its exclusive use; and

• the trustee under the Subject HOLDRS trust agreements having (i) taken all required actions necessary to tender any Subject HOLDRS sought to be tendered by a Subject HOLDRS investor in each Exchange Offer, (ii) executed a trust agreement amendment for each Subject HOLDRS trust and (iii) delivered the securities underlying each Subject HOLDRS tendered in each Exchange Offer to the authorized participant in connection with each Exchange Offer.

Termination. The Asset Purchase Agreement may be terminated by mutual written consent and by either Van Eck or Merrill Lynch:

• if any governmental order issued by a governmental authority with competent jurisdiction restrains, enjoins or otherwise prohibits the transactions contemplated by the Asset Purchase Agreement and such governmental order has become final and nonappealable;

• by written notice to the other party if the Purchase Agreement Closing has not occurred by December 31, 2011; provided, however, any party whose failure to fulfill any obligation under the Asset Purchase Agreement resulting in the failure of the Purchase Agreement Closing to occur on or prior to such date may not terminate the Asset Purchase Agreement for such reason; or

• if the other party breaches any of its representations, warranties, covenants or other agreements which would give rise to the failure of a condition to the Purchase Agreement Closing, which breach cannot be or has not been cured within 30 days after written notice specifying such breach.

Effect of Termination.  If it is terminated, the Asset Purchase Agreement will become void and neither Merrill Lynch nor Van Eck will have any liability to the other, except with respect to (i) breaches of the Asset Purchase Agreement occurring prior to such termination and (ii) the confidentiality agreement entered into between the parties.

Fees.  The Asset Purchase Agreement provides that all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Asset Purchase Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses, whether or not the Purchase Agreement Closing occurs.

Item 4.    The Solicitation or Recommendation

The information set forth in Item 3 – “Past Contacts, Transactions, Negotiations and Agreements” above is incorporated herein by reference.

The Trust is not making a recommendation to holders of Receipts with respect to whether to accept or reject the Offer and is remaining neutral toward the Offer.  The Trust is remaining neutral toward the Offer because the Trust serves a limited purpose, and merely issues Receipts representing the beneficial ownership of a holder of Receipts in the shares of common stock held by the Trust on behalf of such holder of Receipts.  Because of its limited purpose, the Trust does not believe it is appropriate to advise holders of Receipts on any investment decisions, including whether to accept or reject the Offer.

Accordingly, the Trust recommends that each holder of Receipts make its own decision whether to tender their Receipts in the Offer based on its individual circumstances, investment criteria and evaluation of the factors discussed herein and in the Offer to Exchange and the prospectus included with Van Eck’s registration statement on Form N-14 (the “Prospectus”).

Background of the Offer

From time to time since 2008, Merrill Lynch has considered potential transactions involving the discontinuation of the HOLDRS platform.  In December 2010, Merrill Lynch approached nine parties with respect to a potential transaction involving HOLDRS and entered into confidentiality agreements with six parties.

In January and February 2011, Merrill Lynch received initial proposals from Van Eck and four other parties.  These proposals generally involved transactions in which the HOLDRS platform would be terminated and investors would be given the opportunity to invest in alternative securities.  One of these parties withdrew from the process.  Beginning in February 2011, Merrill Lynch granted the parties access to an electronic data room, which included information about the HOLDRS platform and copies of certain agreements related to the HOLDRS business.

During February 2011, Merrill Lynch received revised proposals from Van Eck and one of the other initial parties as well as initial proposals from two additional parties.  Merrill Lynch determined that two of these proposals were not competitive.

On March 10, 2011, Merrill Lynch distributed a draft asset purchase agreement to Van Eck and the other potential counterparty and requested that the parties submit their best and final offers by March 28, 2011.

On March 28, 2011, Van Eck submitted a final proposal together with a marked copy of the proposed draft asset purchase agreement showing proposed changes by Van Eck.  Merrill Lynch also received a final proposal from the other potential counterparty.  Merrill Lynch considered Van Eck’s offer to be economically superior, and on April 14, 2011, Merrill Lynch and Van Eck entered into an exclusivity agreement with an exclusivity period through May 30, 2011 (which was subsequently extended through July 29, 2011, to allow for Van Eck to complete its due diligence process).

On April 27, 2011, representatives of Merrill Lynch and Van Eck and their respective counsel met to discuss potential structuring for the Exchange Offers, potential amendments to the depositary trust agreements for the Trust and the trusts related to the other HOLDRS and other process-related issues.

During the next several months, Merrill Lynch, Van Eck and their respective counsel exchanged drafts of the asset purchase agreement, disclosure schedules and related documents and attended meetings and had calls to discuss various provisions of such documents.  Additionally Merrill Lynch, Van Eck and their respective counsel held various calls with the Trustee regarding the structuring of the transaction and potential amendments to the depositary trust agreements for the Trust and the trusts related to the other HOLDRS.

On August 11, 2011, Merrill Lynch and Van Eck entered into the Asset Purchase Agreement, and the Initial Depositor and the Trustee entered into amendments to the depositary trust agreements (including the Amendment) for the HOLDRS trusts (including the Trust).  The transaction was announced in a press release issued by Van Eck prior to the opening of the financial markets on August 12, 2011.

Reasons for the Recommendation

The Trust Expresses No Opinion on the Offer and is Remaining Neutral

The Trust has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer.  The Trust is not recommending to holders of Receipts that they tender, or refrain from tendering, their Receipts in the Offer.  Accordingly, the Trust urges each holder of Receipts to make its own investment decision regarding the Offer based on all available information, in light of the holder’s own investment objectives, the factors considered by the Trust (described below), and any other factors the holder of Receipts considers relevant to its investment decision.  In reaching its determination and its decision as described above, the Trust considered a number of factors, including the following:

Lack of Strategic Alternatives. The results of the full evaluation of potential strategic alternatives that was conducted by Merrill Lynch.  The Trust also considered the ability of other parties to make, and the likelihood that other parties would make, a proposal that would be more beneficial to holders of Receipts than the Offer.

Interests of Merrill Lynch.  Pursuant to the Asset Purchase Agreement, Merrill Lynch will receive consideration from Van Eck upon the successful completion of one or more of the Exchange Offers, and the amount of consideration will be based on, among other things, the value of receipts (including the Receipts) tendered into the Exchange Offers.  The financial interest of Merrill Lynch related to the successful completion of the Offer is different from that of holders of Receipts.

Termination of HOLDRS Trusts.  The Asset Purchase Agreement contemplates six separate Exchange Offers.  If any one of the Exchange Offers is consummated, regardless of whether or not the Offer is consummated, the Purchase Agreement Closing will occur and thereafter all of the HOLDRS trusts (including the Trust) will be terminated.  Trading in Receipts will be halted at the expiration of the Offer and then will be suspended following the Purchase Agreement Closing.  At any time from the Purchase Agreement Closing until the four-month anniversary of the Purchase Agreement Closing, any holder of outstanding Receipts will have the right to withdraw the underlying securities evidenced by such Receipts, together with any dividends or other distributions or net proceeds from the sale of any rights or other property received with respect thereto, by delivering a round lot of 100 Receipts, or any integral multiple thereof, to the Trustee and paying the applicable taxes, other charges (if any) and the Trustee’s fees.  Additionally, effective as of the four-month anniversary of the Purchase Agreement Closing, the Trustee has the right to begin the process of liquidating the Trust by selling the securities underlying any outstanding Receipts, and anyone who still holds Receipts at such point will only be entitled to receive the net proceeds received by the Trustee in the sale of such underlying securities minus applicable fees and expenses upon delivery of such Receipts to the Trustee.

Unique Circumstances of Each Investor.  The Trust also considered the fact that each holder has unique circumstances. The Trust believes that each holder of Receipts should make an independent judgment whether to tender in the Offer, considering the following:

• the holder’s determination of the desirability of holding shares of the PPH ETF in light of the holder’s own investment objectives, including, but not limited to, such holder’s risk profile and investment time horizon;

• the holder’s views as to the likelihood that the Exchange Offers will be consummated in a timely fashion;

• the holder’s ability to sell their Receipts or simply not exchange their Receipts in the Offer for shares in the new PPH ETF and continue to hold such Receipts until the Trust is terminated and subsequently liquidated by the Trustee;

• the holder’s own tax considerations (for more information regarding the tax consequences of participating in the Offer, see Section 5 – “Certain U.S. Federal Income Tax Consequences” of the Offer to Exchange); and

• the factors considered by the Trust as described in this Statement and any other factors that the holder deems relevant to its investment decision.

The foregoing discussion of the information, reasons, and factors considered by the Trust includes the material reasons and factors considered by the Trust.  In view of the variety of reasons and factors considered in connection with its evaluation of the Offer, the Trust did not find it practicable to, and did not, quantify or otherwise assign relative weights to the reasons and factors considered by it, or make a determination that any factor was of particular importance.  Rather, the Trust made its determinations based upon the totality of the information presented to and considered by it.

Intent to Tender

The Trust does not hold any Receipts.  The Initial Depositor has advised the Trust that it has not made a decision whether to tender any Receipts held by the Initial Depositor into the Offer.  The Trust does not have executive officers, directors or subsidiaries.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

Neither the Trust nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the holders of the Receipts on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

No transactions in any Receipts have been effected during the past 60 days by the Trust or the Initial Depositor.  The Trust does not have executive officers, directors or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals

The information set forth in Item 2 – “Identity and Background of Filing Person,” Item 3 – “Past Contacts, Transactions, Negotiations and Agreements” and Item 4 – “The Solicitation or Recommendation” above is incorporated herein by reference.

Except as described in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, the Trust is not now undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (i) a tender offer or other acquisition of, Receipts, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust, (iii) any purchase, sale or transfer of a material amount of assets of the Trust or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust.

Item 8.    Additional Information

The information contained in the sections of the final prospectus that is filed as Exhibit (a)(4)(A) hereto, entitled “Synopsis,” “Principal Risk Factors” and “Additional Information About Pharmaceutical HOLDRS Trust” is incorporated herein by reference.

Item 9.    Exhibits

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange, dated November 10, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(4)(A)	Final prospectus, filed with the SEC on November 10, 2011 (incorporated by reference as filed by Market Vectors ETF Trust with the SEC on November 10, 2011).
(a)(5)(A)	Press release issued by Van Eck on August 12, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).
(a)(5)(B)	Press release issued by Van Eck on November 10, 2011 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).
(a)(5)(C)
Pharmaceutical HOLDRS Trust Amendment No. 1 to the Depositary Trust Agreement, dated as of August 11, 2011, between Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as initial depositor, The Bank of New York Mellon, in its capacity as trustee, and the depositors and owners and beneficial owners from time to time of Receipts (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).

(a)(5)(D)
Pharmaceutical HOLDRS Trust Prospectus Supplement, dated August 12, 2011, to Prospectus dated March 15, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).

(a)(5)(E)
Pharmaceutical HOLDRS Trust Prospectus Supplement, dated November 10, 2011, to Prospectus dated March 15, 2011, as supplemented by the Prospectus Supplement dated August 12, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on November 10, 2011).

(a)(5)(F)	Cover Letter, dated November 10, 2011 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).
(e)(1)	Asset Purchase Agreement, dated as of August 11, 2011, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Van Eck Associates Corporation.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMACEUTICAL HOLDRS (SM) TRUST

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, as Initial Depositor

By:	/s/ Liam B. O’Neil
Name:	Liam B. O’Neil
Title:	Managing Director, Head of Market Linked Solutions

Date: November 10, 2011

Exhibit Index

Exhibit No.	Document
(a)(1)(A)	Offer to Exchange, dated November 10, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(4)(A)	Final prospectus, filed with the SEC on November 10, 2011 (incorporated by reference as filed by Market Vectors ETF Trust with the SEC on November 10, 2011).
(a)(5)(A)	Press release issued by Van Eck on August 12, 2011 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).
(a)(5)(B)	Press release issued by Van Eck on November 10, 2011 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).
(a)(5)(C)
Pharmaceutical HOLDRS Trust Amendment No. 1 to the Depositary Trust Agreement, dated as of August 11, 2011, between Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as initial depositor, The Bank of New York Mellon, in its capacity as trustee, and the depositors and owners and beneficial owners from time to time of Receipts (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).

(a)(5)(D)
Pharmaceutical HOLDRS Trust Prospectus Supplement, dated August 12, 2011, to Prospectus dated March 15, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on August 15, 2011).

(a)(5)(E)
Pharmaceutical HOLDRS Trust Prospectus Supplement, dated November 10, 2011, to Prospectus dated March 15, 2011, as supplemented by the Prospectus Supplement dated August 12, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Initial Depositor with the SEC on November 10, 2011).

(a)(5)(F)	Cover Letter, dated November 10, 2011 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).
(e)(1)	Asset Purchase Agreement, dated as of August 11, 2011, between Merrill Lynch, Pierce, Fenner & Smith Incorporated and Van Eck Associates Corporation.